As filed with the Securities and Exchange Commission on April 2, 2007
UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Amendment No. 1
to
FORM S-3
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933
CULP, INC.
(Exact name of registrant as specified in its charter)

North Carolina	56-1001967
(State or other jurisdiction of	(I.R.S. Employer
incorporation or organization)	Identification No.)
1823 Eastchester Drive
High Point, North Carolina 27265
(336) 889-5161
(Address including zip code, and telephone number, including area code, of registrant’s principal executive office)
Franklin N. Saxon
1823 Eastchester Drive
High Point, North Carolina 27265
(Name and address of agent for service)
(336) 889-5161
(Telephone number, including area code, of agent for service)
With copy to:
Henry H. Ralston, Esq.
Robinson, Bradshaw & Hinson, P.A.
101 North Tryon Street, Suite 1900
Charlotte, North Carolina 28246
(704) 377-2536
Approximate date of commencement of proposed sale to the public: At such time or times after the effective date of this Registration Statement as the selling shareholder shall determine.
If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. ☐
If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box.  ☑
If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐
If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐
If this Form is a registration statement pursuant to General Instruction I.D. or a post-effective amendment thereto that shall become effective upon filing with the Commission pursuant to Rule 462(e) under the Securities Act, check the following box. ☐
If this Form is a post-effective amendment to a registration statement filed pursuant to General Instruction I.D. filed to register additional securities or additional classes of securities pursuant to Rule 4l3(b) under the Securities Act, check the following box. ☐
The registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

SUBJECT TO COMPLETION

PRELIMINARY PROSPECTUS DATED APRIL 2, 2007

CULP, INC.
798,582 SHARES OF COMMON STOCK
This prospectus relates to the resale of up to 798,582 shares of common stock, $0.05 par value, of Culp, Inc. that may be offered and sold from time to time by the selling shareholder named in this prospectus. The shares were issued in connection with the acquisition of certain assets of International Textile Group, Inc. which was completed on January 22, 2007.
The selling shareholder may offer its shares from time to time through public or private transactions, including, without limitation, through any means described in the section of this prospectus entitled “Plan of Distribution,” at prevailing market prices or at prices negotiated with buyers. The timing and amount of any sale are within the sole discretion of the selling shareholder. The selling shareholder may make sales directly to purchasers, through brokers, agents or dealers, or through a combination of these methods. The selling shareholder will bear all commissions and other compensation, if any, paid in connection with the sale of its shares.
Culp, Inc. will not receive any proceeds from the disposition of the shares by the selling shareholder. All costs associated with the registration of these shares will be borne equally by Culp, Inc. and the selling shareholder; provided, that the selling shareholder will not be responsible for such costs in excess of $50,000.
Our common stock is quoted on the New York Stock Exchange under the symbol CFI. On March 30, 2007, the last reported sale price for our common stock was $7.00.
This investment involves a high degree of risk. See “Risk Factors” beginning on page 5 for a description of certain matters which you should consider before investing in our common stock.
Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined whether this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.
The date of this prospectus is [_____].

FORWARD-LOOKING STATEMENTS
This prospectus contains statements that may be deemed “forward-looking statements” within the meaning of the federal securities laws, including the Private Securities Litigation Reform Act of 1995 (Section 27A of the Securities Act of 1933 and Section 27A of the Securities and Exchange Act of 1934). Such statements are inherently subject to risks and uncertainties. Further, forward-looking statements are intended to speak only as of the date on which they are made. Forward-looking statements are statements that include projections, expectations or beliefs about future events or results or otherwise are not statements of historical fact. Such statements are often but not always characterized by qualifying words such as “expect,” “believe,” “estimate,” “plan” and “project” and their derivatives, and include but are not limited to statements about expectations for the company’s future operations or success, sales, gross profit margins, operating income, SG&A or other expenses, and earnings, as well as any statements regarding future economic or industry trends or future developments. Factors that could influence the matters discussed in such statements include the level of housing starts and sales of existing homes, consumer confidence, trends in disposable income, and general economic conditions. Decreases in these economic indicators could have a negative effect on the company’s business and prospects. Likewise, increases in interest rates, particularly home mortgage rates, and increases in consumer debt or the general rate of inflation, could affect the company adversely. In addition, changes in consumer preferences for various categories of furniture coverings, as well as changes in costs to produce such products (including import duties and quotas or other import costs) can have significant effect on demand for the company’s products. The company’s level of success in integrating its recent acquisition and in capturing and retaining sales to customers related to the acquisition will affect the company’s ability to meet its sales goals. Also, changes in the value of the U.S. dollar versus other currencies can affect the company’s financial results because a significant portion of the company’s operations are located outside the United States. Further, economic and political instability in international areas could affect the company’s operations or sources of goods in those areas, as well as demand for the company’s products in international markets. Finally, unanticipated delays or costs in executing restructuring actions could cause the cumulative effect of restructuring actions to fail to meet the objectives set forth by management. Further information about these factors, as well as other factors that could affect the company’s future operations or financial results and the matters discussed in forward-looking statements are included in the “Risk Factors” section of this prospectus beginning on page 5.
You should rely only on the information contained in this prospectus and in any prospectus supplements. We have not, and the selling shareholder has not, authorized anyone to provide you with information different from that contained in this prospectus and in any prospectus supplements. The selling shareholder is not making an offer to sell or seeking offers to buy these securities in any jurisdiction where the offer or sale is not permitted. The information contained in this prospectus is complete and accurate as of the date of this prospectus, but the information may have changed since that date.
Unless the context otherwise indicates, references in this prospectus to the terms “Culp,” “we,” “our” and “us” refer to Culp, Inc. and its subsidiaries.

PROSPECTUS SUMMARY
This summary highlights selected information contained elsewhere in this prospectus or incorporated by reference in this prospectus. This summary does not contain all of the information that you should consider before investing in our common stock. You should read carefully the entire prospectus, including “Risk Factors” and the other information contained or incorporated by reference in this prospectus, before making an investment decision.
The Company
Culp, which we sometimes refer to as the company, markets and manufactures mattress fabrics (also known as mattress ticking) used for covering mattresses and box springs and upholstery fabrics primarily for use in production of upholstered furniture (residential and commercial). Our executive offices are located in High Point, North Carolina. The company was organized as a North Carolina corporation in 1972 and made its initial public offering in 1983. Since 1997, our stock has been listed on the New York Stock Exchange and traded under the symbol “CFI.”
Management believes that Culp is the largest producer of mattress fabrics in North America, as measured by total sales, and one of the two largest marketers of upholstery fabrics for furniture in North America, again measured by total sales. Our fabrics are used primarily in the production of bedding products and residential and commercial upholstered furniture, including mattresses, box springs, mattress sets, sofas, recliners, chairs, loveseats, sectionals, sofa-beds, and office seating. We primarily market fabrics that have broad appeal in the “good” and “better” priced categories of furniture and bedding.
We have two operating segments – mattress fabrics and upholstery fabrics. The mattress fabrics business markets an array of fabrics used by bedding manufacturers. The upholstery fabrics segment markets products in all categories of fabric used as coverings for furniture.
Culp markets a variety of fabrics in different categories, including fabrics produced at our manufacturing facilities and fabrics produced by other suppliers. We currently have manufacturing plants in North Carolina, South Carolina, Quebec, Canada, and Shanghai, China. We also source fabrics from other manufacturers, located primarily in China, Turkey and in the U.S., with almost all of those fabrics being produced specifically for the company and created by Culp designers. In recent years, the portion of total company sales represented by fabrics produced outside of our U.S. and Canadian facilities has increased significantly, while sales of goods produced in our U.S. manufacturing plants have decreased. This trend is especially strong in the upholstery fabrics segment.
Culp has experienced dramatic changes in its business during the past six years. Significant demand has arisen for certain fabrics not produced in our U.S. plants, and we have moved rapidly to develop sources for the products being demanded by our customers. Six years ago, the company was a much more vertically integrated manufacturer of fabrics, especially in upholstery fabrics, with large amounts of capital committed to U.S.-based manufacturing fixed assets. Today, the company is a more flexible fabric producer and marketer, with a much smaller fixed asset base, but also with significantly lower overall sales. Also during this period, the proportion of sales represented by mattress fabrics (compared to upholstery fabrics) has increased significantly, accounting for approximately one half of our overall sales as of the date of this prospectus. On January 22, 2007, we completed an asset purchase transaction in our mattress fabrics business. This acquisition is a primary factor in the continued growth in the share of our sales and profits derived from the mattress fabrics segment.
A significant and growing portion of our upholstery fabric products are now produced by other manufacturers, but in most cases, we continue to control components of the production process, such as design, finishing, quality control and distribution. In upholstery fabrics, microdenier suedes and a variety of other fabrics are now sourced in China, where the company has established operations that now include sourcing, manufacturing, finishing and distribution, as well as some product development functions. In addition, we have moved to outsource certain components of the U.S. production process, such as yarn production and finishing of decorative fabrics in the upholstery fabrics segment, and steps are underway to further outsource production of certain fabrics. In mattress ticking, knitted fabrics represent a growing portion of our sales. These fabrics, along with a portion of our damask product line, are sourced from outside providers.

Along with these shifts in our business, we have dramatically reduced the size and scope of our U.S. upholstery fabrics manufacturing operations, closing most of our U.S. fabric and yarn manufacturing plants over the past several years. In the mattress ticking business, a shift by bedding makers to one-sided mattresses, along with product shifts to knitted ticking for top panels of mattresses and common border fabrics, which is the fabric on the side of the mattress and box spring, have affected demand for certain categories of our products. We have made dramatic changes in our operating assets, product mix and business model to address the challenges facing the company.
Our fiscal year is the 52 or 53 week period ending on the Sunday closest to April 30. The fiscal years ended April 30, 2006, and May 1, 2005, included 52 weeks versus 53 weeks for fiscal 2004.
Our principal executive offices are located at 1823 Eastchester Drive, High Point, North Carolina 27265 and our telephone number is (339) 889-5161.
The Offering

Securities	798,582 shares of our common stock issued in connection with the acquisition of certain assets of International Textile Group, Inc. All of the shares offered by this prospectus are being sold by the selling shareholder. See “Selling Shareholder.”

Use of Proceeds	We will not receive any proceeds from the sale of shares of common stock offered by this prospectus which will be sold for the account of the selling shareholder. See “Use of Proceeds.”

New York Stock Exchange symbol	CFI

Risk Factors	You should read the “Risk Factors” section, beginning on page 5 of this prospectus, to understand the risks associated with an investment in our common stock.

RISK FACTORS
An investment in our common stock involves a high degree of risk. You should carefully consider the risks described below, together with all other information contained in this prospectus or incorporated by reference in this prospectus, before deciding to purchase our common stock. Because of the following factors, as well as other variables affecting operating results and financial conditions, past performance may not be a reliable indicator of future performance, and historical trends should not be used to anticipate results or trends for future periods. If any of the following risks actually occur, our business, financial condition or operating results may be harmed. In that case, the trading price of our common stock may decline, and you may lose part or all of your investment in our common stock.
Restructuring initiatives create short-term costs that may not be offset by increased savings or efficiencies.
Over the past seven years, we have undertaken significant restructuring activities, which have involved closing manufacturing plants, realigning manufacturing assets, reducing selling general and administrative (SG&A) expenses, and changing our upholstery product strategy. These actions have been intended to lower manufacturing costs and increase efficiency, but they involve significant costs, including the write-off or write-down of assets, severance costs for terminated employees, contract termination costs, equipment moving costs, and similar charges. These charges have caused a decrease in earnings over this time period. In addition, during the time that restructuring activities are underway, manufacturing inefficiencies are caused by moving equipment, realignment of assets, personnel changes, and by the consolidation process for certain functions. Unanticipated difficulties in restructuring activities or delays in accomplishing our goals could cause the costs of our restructuring initiatives to be greater than anticipated and the results achieved to be significantly lower, which would negatively impact our results of operations and financial condition.
Our sales have been declining, and we have reported net losses in nine of the past eleven fiscal quarters.
We may not be able to restore the upholstery fabrics segment to consistent profitability. In the upholstery fabrics segment, sales are down significantly, and they have been declining rapidly for U.S. produced fabrics. We have undertaken a number of significant restructuring actions in recent years to address our profitability, including (i) consolidating production assets and purchasing more efficient equipment in the mattress fabrics segment, (ii) closing a number of U.S. manufacturing facilities in the upholstery fabrics segment, (iii) establishing upholstery fabrics facilities in China to take advantage of a lower cost environment and greater product diversity, (iv) reducing SG&A expenses substantially, and (v) outsourcing certain production functions, in the U.S., including yarn production, some weaving, and finishing of decorative fabrics. Successful completion of our restructuring plans depends on a number of variables, including our ability to consolidate certain functions, manage manufacturing processes with lower direct involvement, managing a longer supply chain, and similar issues. There is no assurance that we will be able to manage our restructuring activities successfully to restore the company, especially the upholstery fabrics segment, to profitability.
Increased reliance on offshore operations and foreign sources of products or raw materials increases the likelihood of disruptions to our supply chain or our ability to deliver products to our customers on a timely basis.
During recent years, the company has established operations in China, and in addition we have been purchasing an increasing share of our products and raw materials from offshore sources, primarily in China. At the same time, our domestic manufacturing capacity for the upholstery fabrics segment has been greatly reduced. These changes have caused the company to place greater reliance on a much longer supply chain and on a larger number of suppliers that we do not control, which are inherently subject to greater risks of delay or disruption. In addition, operations and sourcing in foreign areas are subject to the risk of changing local governmental rules, taxes, changes in import rules or customs, potential political unrest, or other threats that could disrupt or increase the costs of operating in foreign areas or sourcing products overseas. Also, changes in relative values of currencies could increase our costs. Any of the risks associated with foreign operations and sources could cause unanticipated increases in operating costs or disruptions in business, which could negatively impact the company’s ultimate financial results.

We may have difficulty managing the outsourcing arrangements increasingly being used by the company for products and services.
The company is relying more on outside sources for various products and services, including raw material, greige (unfinished) fabrics, finished fabrics, and services such as weaving and finishing. Increased reliance on outsourcing lowers our capital investment and fixed costs, but it decreases the amount of control that we have over certain elements of our production capacity. Interruptions in our ability to obtain raw materials, other required products or services from our outside suppliers on a timely and cost effective basis, especially if alternative suppliers cannot be immediately obtained, could disrupt our production and damage our financial results.
Further write-offs or write-downs of upholstery fabrics segment assets would result in a decrease in our earnings.
The company has long-lived assets, consisting mainly of property, plant and equipment. Accounting rules require that these assets be tested for impairment of their valuation at least annually, as well as upon the occurrence of certain events. When assets are taken out of service, which has occurred recently on several occasions in connection with our restructuring activities, they must be tested for impairment, which can result in significant write-downs in the value of those assets. Restructuring activities and other tests for impairment have resulted and could in the future result in the write-down of a portion of our long-lived assets and a corresponding reduction in earnings and net worth. In fiscal 2006, the company experienced asset write-downs of approximately $6.0 million, all in the upholstery fabrics segment. The company has announced restructuring actions in the upholstery fabrics segment during fiscal 2007 that are expected to result in further net asset write downs of approximately $1.5 million during the fiscal year.
Write-offs of assets or weak financial performance could cause us to breach financial covenants in our debt agreements.
At the end of the third quarter of fiscal 2007, the company had $46.7 million of long-term debt, of which approximately $39.4 million was owed on unsecured senior notes issued in 1998. Under the debt agreements that govern our long-term debt, we are required to maintain compliance with certain financial covenants, including minimum tangible net worth, debt to tangible capitalization, debt to capital, minimum earnings before interest, taxes, depreciation and amortization, and interest and lease payment coverage. The company has been able to maintain compliance with these financial covenants. However, in some cases the “cushion” between the required financial covenants and our actual financial performance has been shrinking. For example, our tangible net worth has decreased significantly in recent years due to asset write offs and operating losses. Additional write-offs of assets or continued operating losses could lead to a breach of financial covenants and a default under our loan agreements. A breach of our debt covenants would give the lenders under our long-term debt agreements the right to declare all of the debt immediately due and payable and to terminate our right to obtain further borrowings. If such an event occurred, it is unlikely that we would be able to repay all of our debt from current resources, and there is no assurance that we would be able to find alternative sources of financing.
Changes in the price, availability and quality of raw materials could increase our costs or cause production delays and sales interruptions, which would result in decreased earnings.
The company depends upon outside suppliers for most of its raw material needs, and increasingly we rely upon outside suppliers for component materials such as yarn and unfinished fabrics, as well as for certain services such as finishing and weaving. Fluctuations in the price, availability and quality of these goods and services could have a negative effect on our production costs and ability to meet the demands of our customers, which would affect our ability to generate sales and earnings. In many cases, we are not able to pass through increased costs of raw materials or increased production costs to our customers through price increases. In particular, many of our basic raw materials are petrochemical products or are produced from such products. For this reason, our material costs are especially sensitive to changes in prices for petrochemicals and the underlying price of oil. Increases in prices for oil, petrochemical products or other raw materials and services provided by outside suppliers could significantly increase our costs and negatively affect earnings.

Increases in energy costs would increase our operating costs and could adversely affect earnings.
Higher prices for electricity, natural gas and fuel increase our production and shipping costs. A significant shortage, increased prices, or interruptions in the availability of these energy sources would increase the costs of producing and delivering products to our customers, and would be likely to adversely affect our earnings. In many cases, we are not able to pass along the full extent of increases in our production costs to customers through price increases. During fiscal 2006, energy prices increased significantly, in part due to supply disruptions caused by hurricanes. Although some price increases were implemented to offset the effect of these increased costs, we were not able to fully recoup these costs, and operating margins were negatively affected. Further increases in energy costs could have a negative effect on our earnings.
Business difficulties or failures of large customers could result in a decrease in our sales and earnings.
The company currently has several customers that account for a substantial portion of its sales. In the mattress fabric segment, several large bedding manufacturers have large market shares and comprise a significant portion of our mattress fabric sales. In the upholstery fabrics segment, La-Z-Boy Inc. accounted for 13% of consolidated net sales during fiscal 2006, and several other large furniture manufacturers comprised a significant portion of sales. A business failure or other significant financial difficulty by one or more of our major customers could cause a significant loss in sales, an adverse effect on our earnings, and collection of our trade accounts receivable.
If we are unable to manage our cash effectively, we will not have funds available to repay debt and to maintain the flexibility necessary for successful operation of our business.
Our ability to meet our cash obligations depends on our operating cash flow, access to trade credit, and our ability to borrow under our debt agreements. In addition to the cash needs of operating our business, we have substantial debt repayments that are due over the next several years on our unsecured senior notes. During fiscal 2006, in spite of incurring losses, we were able to generate substantial cash flow through reductions of working capital. Our ability to generate cash flow going forward will rely to a heavier degree on our ability to generate profits from our business, and we have not been able to generate earnings on a consistent basis in recent quarters. If we are not able to generate cash during upcoming fiscal periods, we may not be able to provide the funds needed to operate and maintain our business or to make payments on our debt as they become due.
Further loss of market share due to competition would result in further declines in sales and could result in additional losses or decreases in earnings.
Our business is highly competitive, and in particular the upholstery fabric industry is fragmented and is experiencing an increase in the number of competitors. As a result, we face significant competition from a large number of competitors, both foreign and domestic. We compete with many other manufacturers of fabric, as well as converters who source fabrics from various producers and market them to manufacturers of furniture and bedding. In many cases, these fabrics are sourced from foreign suppliers who have a lower cost structure than the company. The highly competitive nature of our business means we are constantly subject to the risk of losing market share. Our sales have decreased significantly over the past six years due in part to the increased number of competitors in the marketplace, especially foreign sources of fabric. As a result of increased competition, there have been deflationary pressures on the prices for many of our products, which makes it more difficult to pass along increased operating costs such as raw materials, energy or labor in the form of price increases and puts downward pressure on our profit margins. Also, the large number of competitors and wide range of product offerings in our business can make it more difficult to differentiate our products through design, styling, finish and other techniques.
If we fail to anticipate and respond to changes in consumer tastes and fashion trends, our sales and earnings may decline.
Demand for various types of upholstery fabrics and mattress coverings change over time due to fashion trends and changing consumer tastes for furniture and bedding. Our success in marketing our fabrics depends upon our ability to anticipate and respond in a timely manner to fashion trends in home furnishings. If we fail to identify and respond to these changes, our sales of these products may decline. In addition, incorrect projections about the demand for certain products could cause the accumulation of excess raw material or finished goods inventory, which could lead to inventory write-downs and further decreases in earnings.
An economic downturn could result in a decrease in our sales and earnings.
Overall demand for our products depends upon consumer demand for furniture and bedding, which is subject to variations in the general economy. Because purchases of furniture or bedding are discretionary purchases for most individuals and businesses, demand for these products is sometimes more easily influenced by economic trends than demand for other products. Economic downturns can affect consumer spending habits and demand for home furnishings, which reduces the demand for our products and therefore could cause a decrease in our sales and earnings.
We are subject to litigation and environmental regulations that could adversely impact our sales and earnings.
We are, and in the future may be, a party to legal proceedings and claims, including environmental matters, product liability and employment disputes, some of which claim significant damages. We face the continual business risk of exposure to claims that our business operations have caused personal injury or property damage. We maintain insurance against product liability claims and in some cases have indemnification agreements with regard to environmental claims, but there can be no assurance that these arrangements will continue to be available on acceptable terms or that such arrangements will be adequate for liabilities actually incurred. Given the inherent uncertainty of litigation, there can be no assurance that claims against the company will not have a material adverse impact on our earnings or financial condition. We are also subject to various laws and regulations in our business, including those relating to environmental protection and the discharge of materials into the environment. We could incur substantial costs as a result of noncompliance with or liability for cleanup or other costs or damages under environmental laws or other regulations.
The company must comply with a number of governmental regulations applicable to our business, and changes in those regulations could adversely affect our business.
Our products and raw materials are and will continue to be subject to regulation in the United States by various federal, state and local regulatory authorities. In addition, other governments and agencies in other jurisdictions regulate the manufacture, sale and distribution of our products and raw materials. For example, standards for flame resistance of fabrics have been recently introduced in the state of California, and additional standards are scheduled to apply on a nationwide basis beginning July 1, 2007. Also, rules and restrictions regarding the importation of fabrics and other materials, including custom duties, quotas and other regulations, are continually changing. Environmental laws, labor laws, tax regulations and other regulations also continually affect our business. All of these rules and regulations can and do change from time to time, which can increase our costs or require us to make changes in our manufacturing processes, product mix, sources of products and raw materials, or distribution. Changes in the rules and regulations applicable to our business may negatively impact our sales and earnings.
The company’s market capitalization and shareholders’ equity have fallen below the level required for continued listing on the New York Stock Exchange.
Our common stock is currently traded on the New York Stock Exchange (NYSE). Under the NYSE’s current listing standards, we are required to have market capitalization or shareholders’ equity of more than $75 million to maintain compliance with continued listing standards. During the past year, the company was below the NYSE required minimum for both of these listing standards. As a result, we have been listed as “below compliance” with NYSE listing standards. In accordance with NYSE rules, we submitted a plan for returning to compliance with the listing standards, and this plan has been accepted by the NYSE. As of the end of the third quarter of fiscal 2007, our shareholders’ equity was approximately $78.9 million. If the company is not able to return to and maintain compliance with NYSE listing standards, our stock will be delisted from trading on the NYSE, resulting in the need to find another market on which our stock can be listed or causing our stock to cease to be traded on an active market, which could result in a reduction in the liquidity for our stock and a reduction in demand for our stock.

Difficulties in integrating our recent acquisition could negatively affect the sales and profits of our mattress fabrics business.
On January 22, 2007, we completed an asset purchase from International Textile Group, Inc. (ITG) in our mattress fabrics business. In order to realize the benefits of that transaction, we must successfully integrate the products and fabric patterns acquired into our business. We are making substantial changes to the mattress fabric product line formerly offered by ITG. We expect the asset acquisition to increase the sales and profits of our mattress fabrics business, but our success will depend upon our ability to retain a substantial portion of the sales to mattress manufacturers formerly served by ITG. If we are not able to retain this business and to maintain service levels, our sales and profits will be adversely affected. In addition, integration activities will place substantial demands on our management, operational resources, and service capabilities. If we experience customer dissatisfaction or operational problems as a result of integrating the additional business acquired, our mattress fabrics business could be negatively affected.
USE OF PROCEEDS
We will not receive any of the proceeds from the disposition of the shares by the selling shareholder. All proceeds from the disposition of the shares will be for the account of the selling shareholder.
ACQUISITION OF THE SHARES BY THE SELLING SHAREHOLDER
On January 22, 2007, Culp completed the acquisition of certain assets of International Textile Group, Inc. contemplated by an asset purchase agreement dated January 11, 2007. In partial payment of the purchase price of the assets acquired by Culp, we issued 798,582 shares of our common stock to the selling shareholder. The shares of common stock were issued in reliance upon the exemption from registration under the Securities Act of 1933 provided by Rule 506 thereof.
Pursuant to the registration rights and shareholder agreement entered into by Culp and International Textile Group, Inc. on January 22, 2007, we have agreed to file and maintain the effectiveness of the registration statement of which this prospectus forms a part and to share equally with the selling shareholder the cost of all fees and expenses incident to the registration of this offering, including all registration and filing fees, all fees and expenses of complying with state blue sky or securities laws, all costs of preparation of the registration statement and fees and disbursements of our counsel and independent registered public accounting firm, but excluding any underwriting discounts and commissions and transfer taxes, if any, relating to the sale or disposition of the shares offered by this prospectus, which will be the sole responsibility of the selling shareholder. However, the selling shareholder is not responsible for such expenses in excess of $50,000. To the extent any additional shares are issued to the selling shareholder as a result of any stock split, stock dividend or similar event and are not included in the shares covered by the registration statement of which this prospectus is a part, we will be obligated to subsequently amend that registration statement or file a new registration statement to register the excluded shares. We are obligated to use our commercially reasonable efforts to keep the registration statement of which this prospectus is a part continuously effective until the earlier of the sale of all of the shares covered hereby and the second anniversary of the date upon which the registration statement becomes effective.
SELLING SHAREHOLDER
The table set forth below includes certain information regarding the beneficial ownership of our common stock by the selling shareholder, which is based on information received by us from the selling shareholder. Any or all of the common stock listed below may be offered for sale pursuant to this prospectus by the selling shareholder from time to time. Accordingly, no estimate can be given as to the amounts of common stock that will be held by the selling shareholder upon consummation of any particular sale. As of the date of this prospectus, we do not anticipate adding additional selling shareholders at a later time. We are not aware of any unidentified selling shareholders. Based on the information provided to us by the selling shareholder, except as disclosed below, the selling shareholder does not own any shares of our common stock other than the shares covered by this prospectus.

Unless set forth in the notes to the table below, the selling shareholder has not indicated that it has held any position or office or had any other material relationship with us or any of our predecessors or affiliates within the past three years. Unless otherwise noted, each person identified possesses sole voting and investment power with respect to the offered shares. However, the registration rights and shareholder agreement between us and the selling shareholder provides that the selling shareholder will vote its shares of our common stock in accordance with the recommendations of our board of directors, so long as we comply with the terms of the registration rights and shareholder agreement.
The selling shareholder is participating in this offering under registration rights presently granted to it.

Beneficial Ownership
After Offering If All
	Beneficial Ownership		Maximum Shares	Securities in Offering
	Prior to Offering(1)		Offered Hereby	Are Sold
Selling Shareholder	Shares	Percent		Shares	Percent
International Textile Group, Inc.	798,582	6.4%	798,582	0	0

(1)	Beneficial ownership is determined in accordance with Rule 13d-3(d) promulgated by the Securities and Exchange Commission under the Securities Exchange Act of 1934, as amended. For purposes of calculating shares beneficially owned after this offering, it is assumed that all of the shares offered by this prospectus have been sold by the selling shareholder to purchasers other than the selling shareholder. The selling shareholder’s address is 804 Green Valley Road, Suite 300, Greensboro, North Carolina 27408.
PLAN OF DISTRIBUTION
The selling shareholder may, from time to time, sell any or all of its shares of common stock on any stock exchange, market or trading facility on which the shares are traded or in private transactions. These sales may be at fixed or negotiated prices. The selling shareholder may use any one or more of the following methods when selling shares (which may involve block or cross transactions):
•	any national securities exchange or quotation service on which the common stock is listed or quoted at the time of sale;

•	the over the counter market;

•	ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;

•	purchases by a broker-dealer as principal and resale by the broker-dealer for its account;

•	an exchange distribution in accordance with the rules of the applicable exchange;

•	the writing of options (including the issuance by the selling shareholder of derivative securities);

•	the settlement of short sales;

•	a combination of any such methods of sale; and

•	any other method permitted pursuant to applicable law and not otherwise prohibited by this prospectus.
In connection with sales of the common stock, the selling shareholder may:

•	enter into hedging transactions with broker-dealers or other financial institutions, which may in turn engage in short sales of the securities in the course of hedging positions they assume;

•	sell the securities short;

•	loan or pledge the securities to broker-dealers or other financial institutions that in turn may sell the securities;

•	enter into option or other transactions with broker-dealers or other financial institutions that require the delivery by the selling shareholder of the common stock, which the broker-dealer or other financial institution may resell pursuant to this prospectus; or

•	enter into transactions in which a broker-dealer makes purchases as a principal for resale for its own account or through other types of transactions.
The selling shareholder may also sell shares under Rule 144 of the Securities Act, if available, rather than under this prospectus.
Broker-dealers engaged by the selling shareholder may arrange for other broker-dealers to participate in sales. Broker-dealers may receive commissions or discounts from the selling shareholder (or, if any broker-dealer acts as agent for the purchaser of shares, from the purchaser) in amounts to be negotiated. Any profits on the resale of shares of common stock by a broker-dealer acting as principal might be deemed to be underwriting discounts or commissions under the Securities Act. Discounts, concessions, commissions and similar selling expenses, if any, attributable to the sale of shares will be borne by the selling shareholder. The selling shareholder may agree to indemnify any agent, dealer or broker-dealer that participates in transactions involving sales of the shares if liabilities are imposed on that person under the Securities Act.
The selling shareholder and any broker-dealers or agents that are involved in selling the shares of common stock may be deemed to be “underwriters” within the meaning of the Securities Act in connection with such sales. In such event, any commissions received by such broker-dealers or agents and any profit on the resale of the shares of common stock purchased by them may be deemed to be underwriting commissions or discounts under the Securities Act.
We are required to share equally with the selling shareholder all fees and expenses incident to the registration of the shares of common stock; provided, that the selling shareholder is not responsible for such fees and expenses in excess of $50,000. We have agreed to indemnify the selling shareholder against certain losses, claims, damages and liabilities, including liabilities under the Securities Act.
The selling shareholder has advised us that it has not entered into any agreements, understandings or arrangements with any underwriters or broker-dealers regarding the sale of its shares of common stock, nor is there an underwriter or coordinating broker acting in connection with a proposed sale of shares of common stock by the selling shareholder.
The anti-manipulation rules of Regulation M under the Securities Exchange Act of 1934 may apply to sales of our common stock and activities of the selling shareholder.
LEGAL MATTERS
The validity of the shares of common stock offered by this prospectus has been passed upon by Robinson, Bradshaw & Hinson, P.A., Charlotte, North Carolina. Robinson, Bradshaw & Hinson, P.A. is our principal outside legal counsel. As of March 16, 2007, members of Robinson, Bradshaw & Hinson, P.A. beneficially owned less than 1% of the shares of our common stock. Henry H. Ralston, an Assistant Secretary of Culp, is a member of Robinson, Bradshaw & Hinson, P.A.

EXPERTS
The consolidated financial statements of Culp, Inc. and its subsidiaries as of April 30, 2006 and May 1, 2005, and for each of the years in the three-year period ended April 30, 2006, and management’s assessment of the effectiveness of internal control over financial reporting as of April 30, 2006 have been incorporated by reference in Amendment No. 1 of the registration statement in reliance upon the reports of KPMG LLP, an independent registered public accounting firm, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.
WHERE YOU CAN FIND MORE INFORMATION
We file annual, quarterly and special reports, proxy statements and other information with the Securities and Exchange Commission. You may read and copy any documents we file at the Securities and Exchange Commission’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. Please call the Securities and Exchange Commission at 1-800-SEC-0330 for information on the operation of the Public Reference Room. Our SEC filings are also available to the public from the SEC’s Website at http://www.sec.gov and from our website at http://www.culpinc.com. In addition, you can inspect these filings at the office of the New York Stock Exchange, 20 Broad Street, New York, New York 10005.
The Securities and Exchange Commission allows us to “incorporate by reference” the information we file with them, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this prospectus, and information we later file with the Securities and Exchange Commission will automatically update and supersede this information. We incorporate by reference the documents listed below and any future filings we will make with the Securities and Exchange Commission under Sections 13(a), 13(c), 14 and 15(d) of the Securities and Exchange Act of 1934 (“Exchange Act”) until this offering is completed:
•	Our Annual Report on Form 10-K for the fiscal year ended April 30, 2006;

•	Our Quarterly Reports on Form 10-Q for the quarterly periods ended July 30, 2006, October 29, 2006 and January 28, 2007;

•	Our Current Reports on Form 8-K filed on June 20, 2006, June 26, 2006, July 25, 2006, August 7, 2006, August 9, 2006, August 16, 2006, August 28, 2006, December 7, 2006, December 13, 2006, December 15, 2006, January 11, 2007, January 26, 2007, February 7, 2007, March 7, 2007 and March 16, 2007;

•	The portions of our definitive Proxy Statement filed on August 28, 2006 incorporated by reference in our Annual Report on Form 10-K for the year ended April 30, 2006; and

•	The description of our common stock contained in the Registration Statement on Form 8-A filed on December 19, 1996 under Section 12(b) of the Exchange Act (Commission File No. 0-12781) and a description of the associated preferred stock purchase rights contained in the Registration Statement on Form 8-A filed on October 12, 1999 under Section 12(b) of the Exchange Act (Commission File No. 0-12781).
You may request a copy of these filings, at no cost, by writing or telephoning us at the following address:
Culp, Inc.
1823 Eastchester Drive
High Point, North Carolina 27265
Attention: Kenneth R. Bowling
(336) 889-5161
You should rely only on the information incorporated by reference or provided in this prospectus or any prospectus supplement. We have not authorized anyone else to provide you with different information. This prospectus is not an offer of our common stock in any state where the offer is not permitted. You should not assume that the information in this prospectus or any prospectus supplement is accurate as of any date other than the date on the front of those documents.

798,582 Shares
Common Stock

PROSPECTUS

[                                        ]

PART II
INFORMATION NOT REQUIRED IN PROSPECTUS
Item 14. Other Expenses of Issuance And Distribution
The following table sets forth the costs and expenses (subject to future contingencies) incurred or expected to be incurred by the registrant in connection with the offering.(1) The registrant and the selling shareholder have agreed to share equally all of the costs and expenses of this offering; provided that the selling shareholder is not responsible for such costs and expenses in excess of $50,000.

SEC Registration Fee	$168.92
Printing Fees and Expenses	$1,000.00
Legal Fees and Expenses	$60,000.00
Accounting Fees and Expenses	$15,000.00

Total:	$76,168.92

(1)	The amounts set forth above, other than the SEC registration fee, are estimated.
Item 15. Indemnification of Directors and Officers
     Section 55-2-02 of the North Carolina Business Corporation Act (the “North Carolina Corporation Act”) enables a North Carolina corporation in its articles of incorporation to eliminate or limit, with certain exceptions, the personal liability of a director for monetary damages for breach of duty as a director. No such provision is effective to eliminate or limit a director’s liability for (i) acts or omissions that the director at the time of the breach knew or believed to be clearly in conflict with the best interests of the corporation, (ii) improper distributions described in Section 55-8-33 of the North Carolina Corporation Act, (iii) any transaction from which the director derived an improper personal benefit, or (iv) acts or omissions occurring prior to the date the exculpatory provision became effective. Culp’s Articles of Incorporation limit the personal liability of its directors to the fullest extent permitted by the North Carolina Corporation Act.
     Sections 55-8-50 through 55-8-58 of the North Carolina Corporation Act permit a corporation to indemnify its directors, officers, employees or agents under either or both a statutory or nonstatutory scheme of indemnification. Under the statutory scheme, a corporation may, with certain exceptions, indemnify a director, officer, employee or agent of the corporation who was, is or is threatened to be made, a party to any threatened, pending or completed legal action, suit or proceeding, whether civil, criminal, administrative, or investigative, because of the fact that such person was a director, officer, agent or employee of the corporation, or is or was serving at the bequest of such corporation as a director, officer, employee or agent of another corporation or enterprise. This indemnity may include the obligation to pay any judgment, settlement, penalty, fine (including an excise tax assessed with respect to an employee benefit plan) and reasonable expenses incurred in connection with a proceeding (including counsel fees), but no such indemnification may be granted unless such director, officer, agent or employee (i) conducted himself in good faith, (ii) reasonably believed (1) that any action taken in his official capacity with the corporation was in the best interest of the corporation or (2) that in all other cases his conduct at least was not opposed to the corporation’s best interest, and (iii) in the case of any criminal proceeding, had no reasonable cause to believe his conduct was unlawful. Whether a director has met the requisite standard of conduct for the type of indemnification set forth above is determined by the board of directors, a committee of directors, special legal counsel or the shareholders in accordance with Section 55-8-55. A corporation may not indemnify a director under the statutory scheme in connection with a proceeding by or in the right of the corporation in which the director was adjudged liable to the corporation or in connection with a proceeding in which a director was adjudged liable on the basis of having received an improper personal benefit.
     In addition to, and notwithstanding the conditions of and limitations on indemnification described above under the statutory scheme, Section 55-8-57 of the North Carolina Corporation Act permits a corporation to indemnify or agree to indemnify any of its directors, officers, employees or agents against liability and expenses

(including attorneys’ fees) in any proceeding (including proceedings brought by or on behalf of the corporation) arising out of their status as such or their activities in such capacities, except for any liabilities or expenses incurred on account of activities that were, at the time taken, known or believed by the person seeking indemnification to be clearly in conflict with the best interests of the corporation. Because Culp’s bylaws provide for indemnification to the fullest extent permitted under the North Carolina Corporation Act, the company may indemnify its directors, officers and employees in accordance with either the statutory or the nonstatutory standard.
     Sections 55-8-52 and 55-8-56 of the North Carolina Corporation Act requires a corporation, unless its articles of incorporation provide otherwise, to indemnify a director or officer who has been wholly successful on the merits or otherwise in the defense of any proceeding to which such director or officer was, or was threatened to be made, a party. Unless prohibited by the articles of incorporation, a director or officer also may make application and obtain court-ordered indemnification if the court determines that such director or officer is fairly and reasonably entitled to such indemnification as provided in Section 55-8-54 and 55-8-56.
     Additionally, Section 55-8-57 of the North Carolina Corporation Act authorizes a corporation to purchase and maintain insurance on behalf of an individual who is or was a director, officer, employee or agent of the corporation against certain liabilities incurred by such persons, whether or not the corporation is otherwise authorized by the North Carolina Corporation Act to indemnify such party. Culp has purchased and maintains such insurance.
Item 16. Exhibits

Exhibit	Description

3.1	Articles of Incorporation of the company, as amended, were filed as Exhibit 3(i) to Culp’s Form 10-Q for the quarter ended July 28, 2002, filed September 11, 2002, and are incorporated herein by reference.

3.2	Restated and Amended Bylaws of the company, as amended June 12, 2001, were filed as Exhibit 3(ii) to Culp’s Form 10-Q for the quarter ended July 29, 2001, filed September 12, 2001, and are incorporated herein by reference.

4.1	Registration Rights and Shareholder Agreement was filed as Exhibit 10.1 to Culp’s Form 8-K filed January 26, 2007, and is incorporated herein by reference.

4.2	Rights Agreement, dated as of October 8, 1999, between Culp, Inc. and EquiServe Trust Company, N.A., as Rights Agent, including the form of Articles of Amendment with respect to the Series A Participating Preferred Stock included as Exhibit A to the Rights Agreement, the form of Rights Certificate, included as Exhibit B to the Rights Agreement, and the form of Summary of Rights included as Exhibit C to the Rights Agreement. The Rights Agreement was filed as Exhibit 99.1 to Culp’s Form 8-K dated October 12, 1999, and is incorporated herein by reference.

5.1**	Opinion of Robinson, Bradshaw & Hinson, P.A.

23.1*	Consent of KPMG LLP

23.2**	Consent of Robinson, Bradshaw & Hinson, P.A. is contained in its opinion filed as Exhibit 5.1

24.1**	Powers of Attorney (included in the signature page)

*	Filed herewith

**	Previously filed

Item 17. Undertakings
(a)	The undersigned registrant hereby undertakes:
(1)	To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i)	To include any prospectus required by section 10(a)(3) of the Securities Act of 1933;

(ii)	To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20 percent change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement.

(iii)	To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.
Provided, however, that paragraphs (a)(l)(i), (a)(l)(ii) and (a)(l)(iii) do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed with or furnished to the Commission by the registrant pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the registration statement or is contained in a form of prospectus filed pursuant to Rule 424(b) that is part of the registration statement.
(2)	That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3)	To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4)	Each prospectus filed pursuant to Rule 424(b) as part of this registration statement shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.
(b)	The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant’s annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in this registration statement shall be deemed to be a new registration statement relating to the securities offered thereby, and the offering of such securities at the time shall be deemed to be the initial bona fide offering thereof.

(c)	Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

SIGNATURES
Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Amendment No. 1 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of High Point, State of North Carolina, on April 2, 2007.

CULP, INC.

By:	/s/ Robert G. Culp, III

Robert G. Culp, III
Chairman and Chief Executive Officer
(principal executive officer)

By:	/s/ Franklin N. Saxon

Franklin N. Saxon
President
(principal financial officer)

By:	/s/ Kenneth R. Bowling

Kenneth R. Bowling
Vice President Finance, Treasurer
(principal accounting officer)
Pursuant to the requirements of the Securities Act of 1933, this Amendment No. 1 has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date
/s/ Robert G. Culp, III	Chairman and Chief Executive
Robert G. Culp, III	Officer, Director	April 2, 2007

/s/ Franklin N. Saxon
Franklin N. Saxon	President, Director	April 2, 2007

*
Patrick B. Flavin	Director	April 2, 2007

*
Jean L.P. Brunel	Director	April 2, 2007

*
Howard L. Dunn, Jr.	Director	April 2, 2007

Signature	Title	Date
*
Kenneth R. Larson	Director	April 2, 2007

*
Kenneth W. McAllister	Director	April 2, 2007

*By:	/s/ Kenneth R. Bowling	April 2, 2007

Kenneth R. Bowling
Attorney-in-Fact

EXHIBIT INDEX
23.1   Consent of KPMG LLP